MAINSTAY CBRE GLOBAL INFRASTRUCTURE MEGATRENDS FUND

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

October 19, 2021

Mr. Mark Cowan

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    Response to a Comment on Pre-Effective Amendment No. 2 to the Registration Statement of Form N-2 (the “Registration Statement”) for MainStay CBRE Global Infrastructure Megatrends Fund (the “Fund” or the “Registrant”) (SEC File Nos. 333-255283 and 811-23654)

Dear Mr. Cowan:

This letter responds to a comment provided by you on October 13, 2021, with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on September 24, 2021. On behalf of the Registrant, your comment and our response thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Limitations

1.	A Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please revise the current disclosure to reflect that the Fund and adviser will consider the concentration of these investment companies when determining compliance with the Fund's concentration policies.

Response: In the section entitled, “Investment Objective and Policies – Investment Companies,” the Registrant has made the following updates in response to this comment:

For purposes of determining compliance with the Fund’s policy on concentrating its investments in any one industry, the Fund and the Manager will look through investments in underlying investment companies for purposes of applying the Fund’s concentration limitations.

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Please contact the undersigned at 201-744-3598 should you have any questions regarding this matter.

Sincerely,

/s/ Brian J. McGrady

Brian J. McGrady

Assistant Secretary